

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2015

Via e-mail
Jon C. Biro
Senior Vice President and Chief Financial Officer
Exterran Holdings, Inc.
4444 Brittmoore Road
Houston, Texas 77041

   Re: **Exterran SpinCo, Inc.**
     Form 10-12B
     Filed March 13, 2015
     File No. 001-36875

Dear Mr. Biro:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-12B filed March 13, 2015

Exhibit 99.1

General

1. We note that you intend to provide significant additional information in an amendment to the registration statement on Form 10, including information regarding management, directors, the compensation discussion and analysis, security ownership of certain beneficial owners and management, financing arrangements, and key terms of the various agreements you will enter into with Exterran in connection with the distribution. To the extent practicable, please include this information in the next amendment to the

registration statement on Form 10. We will need adequate time to review the disclosures and may have additional comments.

Questions and Answers about the Spin-Off, page 1

2. Please add discussions regarding the identity of the executive officers and directors of SpinCo following the spin-off, as well as the cost of the spin-off transaction and which entity will bear that cost, either under this heading or in your Summary. Please also disclose when you expect the spin-off to be completed. We note the statement in the Form 10-K filed by Exterran Holdings for the fiscal year ended December 31, 2014 that management hopes that the spin-off will be completed in the second half of 2015.

3. Please reconcile your statement under "Will SpinCo incur any debt prior to or at the time of the spin-off?" to the effect that you will transfer the net proceeds of your debt arrangements to Exterran Holdings with your statements under Liquidity and Capital Resources, in MD&A, that borrowings under your new debt instruments will help you finance your operating expenditures and capital expenditures through December 31, 2015.

Summary, page 7

Global platform and expansive service and product offerings … , page 8

4. Please revise your disclosure about a long-term global oil and natural gas infrastructure build-out that is currently underway to address the impact on this build-out of the recent reduction in oil and natural gas prices and level of drilling and exploration activity that you discuss on pages 11 and 65.

Summary Historical and Pro Forma Financial Data, page 19

5. Please revise your table here and throughout your filing to indicate that amounts are presented in thousands of dollars, if appropriate.

Risk Factors, page 22

Risks Related to Our Business, page 22

There are many risks associated with conducting operations in international markets, page 23

6. We note your reference to the 2012 nationalization of YPF. Please clarify whether you have experienced any events in connection with the 2012 nationalization of YPF that have or are likely to result in any material risk to your business in Argentina. We note your disclosure that you are unable to predict what effect the nationalization of YPF will

have on your business going forward.

7. Please revise your disclosure here to reference the fact that $16 million of your cash was in Argentina as of December 31, 2014, as disclosed on page 76.

We are exposed to exchange rate fluctuations in the international markets in which we operate … page 25

8. Please discuss the specific currencies that you are materially exposed to.

We are subject to a variety of governmental regulations; failure to comply with these regulations … page 30

9. Please consider breaking this discussion up into multiple risk factors, and separately addressing environmental laws and regulations.

Risks Related to the Spin-Off, page 32

We will be subject to continuing contingent liabilities of Exterran Holdings following the spin-off, page 36

10. Your discussion here is currently limited to tax matters. Please revise to state the "several significant areas" where the liabilities of Exterran Holdings may become your obligations after the spin-off.

If the distribution does not qualify as a transaction that is tax-free for U.S. federal income tax purposes … page 37

11. Please expand your discussion to address the fact that you may held liable for the tax obligations of Exterran Holdings beyond those addressed in the tax sharing agreement, as disclosed on page 93, and that you will indemnify Exterran Holdings with regard to tax matters under the tax sharing agreement but that Exterran Holdings will not be indemnifying you.

The transaction agreements limit our ability to take certain actions, including certain strategic actions … page 37

12. Please revise to provide greater disclosure regarding the nature of the contracts that are the subject of this risk factor so that your shareholders may have a better understanding of their importance to your business. Please also disclose whether the renegotiation of these contracts may lead to less favorable terms.

Risks Relating to Ownership of Our Common Stock, page 39

13. Please include a risk factor addressing the risks raised by the forum selection clause, described on page 102, that you anticipate including in your amended and restated certificate of incorporation.

Treatment of Fractional Shares, page 45

14. Please disclose whether the transfer agent will be an affiliate of the company or Exterran Holdings. Please also confirm that the transfer agent will, in its sole discretion (that is, without influence by the company or Exterran Holdings), determine when, how, and through which broker-dealer to make its sales of fractional shares

Trading of Exterran Holdings Common Stock After the Record Date and Prior to the Distribution, page 46

15. Please elaborate on the significance of the record date, described on page 2 as the date when ownership is determined, in the context of your disclosure that investors who sell their shares of Exterran Holdings after the record date and before distribution will also be selling their right to receive the shares that would have been distributed to them in the spin-off. If the distribution is to be made to persons identified as shareholders as of the record date, it is unclear why investors who transfer Exterran Holdings shares after the record date and before the distribution would not still be entitled to receive Exterran SpinCo shares in the distribution.

Spin-Off Conditions and Termination, page 47

16. Please tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement. If not, please advise how you intend to notify your shareholders regarding this material aspect of the spin-off distribution and whether you have any current intention to waive the tax opinion or any other condition to the spin-off. Please also revise to indicate what notice will be given if the terms of the spin-off and related transactions are modified, or if the spin-off is abandoned.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 48

17. Throughout this section and elsewhere in your registration statement, you discuss what tax consequences "should" result from the spin-off. Please revise to provide more definitive statements as to what the tax consequences "will" be throughout your filing. If there is significant uncertainty as to the tax consequences, please describe the reasons for and degree of uncertainty, and include enhanced risk factor disclosure addressing why the transaction might be taxable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Spin-off from Exterran Holdings, page 62

18. Please disclose the amount of the expected one-time expenditures that you refer to in the first sentence of the third paragraph under this heading.

Our Performance Trends and Outlook, page 64

19. We note that you discuss the impact of declining global oil prices on your North American operations at length on page 64. Please elaborate on the impact of declining oil prices on your operations in international markets as well, as these operations appear to be at least as significant to the company as U.S. operations.

Operating Highlights, page 67

20. Please revise to describe, either here or in the business section, the criteria you use to determine when an order is considered firm and therefore, is included in your backlog. Please also disclose portion of backlog that is not reasonably expected to be filled within the current fiscal year. Please refer to Item 101(c)(1)(viii) of Regulation S-K.

The Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013, page 67

Products Sales, page 68

21. Please disclose the amount of cost overruns experienced on the three large turnkey projects during the year ended December 31, 2013, that you refer to here and on page 72, as well as the amount of the warranty expense accrual that you refer to here.

Costs and Expenses, page 69

22. We note that your SG&A expense includes expense allocations for certain corporate functions performed by Exterran Holdings. Please revise your disclosure to explain (in a manner similar to your discussion on page F-27) how these costs were allocated, why it was necessary to allocate these costs and any aspects of the allocation which may cause future results to differ.

23. Please revise to quantify the amount of accelerated depreciation recognized on contract operations in Brazil during 2014. Please also describe the reasons why depreciation was recognized on an accelerated basis during the year ended December 31, 2014 as compared to the previous year.

Income Taxes, page 70

24. We note your discussion of your effective tax rate for fiscal year 2014 as compared to fiscal year 2013. With reference to your reconciliation of United States statutory rates to the effective rates on page F-23, expand your discussion to address all items impacting your effective tax rates for each period, including foreign taxes and credits and valuation allowances.

Liquidity and Capital Resources, page 74

25. Given the significance of your foreign operations, please (i) enhance your liquidity disclosure to quantify the amount of foreign cash and cash equivalents as of December 31, 2014, (ii) address the potential impact on your liquidity of having this cash outside the United States and (iii) include a statement, if true, that you would need to accrue and pay taxes if such foreign cash was repatriated.

26. Please revise your discussion of financing activities to address the reasons for fluctuations in net distributions to the parent during the periods presented. Please also disclose the extent to which you expect to continue making distributions to the parent after completion of the spin-off and how you will determine the amount of those distributions, if applicable.

Critical Accounting Estimates, page 77

Allowances and Reserves, page 78

27. It appears from the table on page F-20 that your warranty accrual increased significantly period over period. To the extent that this accrual is determined by significant judgment and estimates, please revise this disclose to include a discussion which explains the judgments and estimates that are utilized in determining this accrual.

Business, page 82

28. Please revise to provide:

- A discussion of the sources and availability of the raw materials that you use, as called for by Item 101(c)(1)(iii) of Regulation S-K; and

- A discussion of your dependence upon Exterran Holdings, which provided 11% of your revenues in the year ended December 31, 2014, as called for by Item 101(c)(1)(vii) of Regulation S-K.

    Please also provide cross-references to the appropriate portions of your financial statements as provided for by Item 101(b) and Item 101(d)(2) of Regulation S-K.

Relationship with Exterran Holdings after the Spin-off, page 95

29. Please discuss all of the material terms of your arrangements with Exterran Holdings. This should include, for example: the duration of and exceptions to the non-compete provisions that you refer to here; the consideration you will receive for providing transition services to Exterran Holdings; whether the consideration you will receive for doing so is equivalent to that which would be received in an arms-length negotiation; and what actions you will be prohibited from taking under the tax sharing agreement.

Notes to the Combined Financial Statements

2. Significant Accounting Policies, page F-9

Revenue Recognition, page F-10

30. We note that you offer design, engineering, manufacturing, installation and operational services. Please tell us if you account for these arrangements as multiple element arrangements. If you do, please tell us how you allocate the considerations to deliverables in these arrangements, and your consideration for disclosed the significant factors, inputs, assumptions and methods used to allocate the considerations. Refer to ASC 605-25-50-2.

31. Please expand your disclosure regarding revenue recognition to address how you account for losses on contracts. In addition, please tell us if you have experienced material contract losses during the periods presented.

32. To the extent you recognized significant revenue from claims during the periods presented, please revise to disclose the amount recognized. Please refer to ASC 605-35-50-6.

9. Accrued Liabilities, page F-20

33. Please revise to provide a tabular reconciliation of the changes in your product warranty liability. Refer to ASC 460-10-50-8.

18. Reportable Segments and Geographic Information, page F-33

34. We note that revenue from external customers in foreign countries is significant to your business. To the extent that revenues attributable to an individual foreign country are material, please expand your disclosure to provide the country specific information required by ASC 280-10-50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202)551-3732 or Lisa Etheredge at (202)551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

CC: Ryan Maierson (*via e-mail*)
       Latham & Watkins LLP